RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE QUARTER ENDED 31 MARCH 2005
* Strong year on year improvement in operating results
* Net profit of US$12 million for the quarter
* Loulo approaches Phase 1 commissioning
* Significant growth in attributable resources on the back of Loulo deep drilling
* Exploration defines new targets in Senegal and Burkina Faso

CONSOLIDATED INCOME STATEMENT

                            Unaudited    Unaudited    Unaudited
                              quarter      quarter      quarter
                                ended        ended        ended
                               31 Mar       31 Dec       31 Mar
US$000                           2005         2004         2004
Gold sales revenue             31,986       33,675       15,274
Cost of sales
Production costs               10,839        9,457        8,768
Transport and refinery
  costs                            67           93           52
Transfer from/(to)
  deferred stripping              209          307       (2,388)
Cash operating costs*          11,115        9,857        6,432
Royalties                       2,162        2,499        1,079
Total cash costs*              13,277       12,356        7,511
Profit from mining
  activity*                    18,709       21,319        7,763
Depreciation and
  amortisation                  2,595        1,871        2,421
Exploration and
  corporate
  expenditure                   5,536        4,739        3,016
Profit from
  operations*                  10,578       14,709        2,326
Interest received                 325          269          292
Interest expense                 (345)        (349)        (465)
Gain/(loss) on
  financial instruments             -          680       (5,847)
Other income and
  (expenses)                    1,850          363       (1,174)
Share-based payments(ss.)        (288)        (288)        (172)

Profit on ordinary
  activities before
  taxes and minority
  interests                    12,120       15,384       (5,040)
Income tax                          -            -            -
Minority shareholders'
  interest                          -            -            -
Net profit/(loss)              12,120       15,384       (5,040)
Basic earnings per
  share (US$)                    0.20         0.26(ss.)   (0.09)+(ss.)
Fully diluted earnings
  per share (US$)                0.20         0.25(ss.)   (0.09)+(ss.)
Average shares in
  issue (000)                  59,394       59,212       58,524

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS).
* Refer to other financial measures provided on page 3.
+ Reflects adjustments resulting from sub-division of shares.
(ss.)  Reflects adoption of IFRS 2: Share-based payment.

CONSOLIDATED CASH FLOW STATEMENT

                                     Unaudited       Unaudited
                                      3 months        3 months
                                         ended           ended
                                        31 Mar          31 Mar
US$000                                    2005            2004
Profit/(loss) on ordinary
  activities before taxation
  and minority interest                 12,120          (5,040)(ss.)
Adjustment for non-cash items            3,220           7,740(ss.)
Working capital changes                (18,557)         (2,136)
Net cash (utilised)/generated
  from operations                       (3,217)            564
Net cash utilised in investing
  activities                           (21,116)         (8,479)
Net cash generated by
  financing activities
   Ordinary shares issued                  547              13
   Movement on financial
     instruments                             -          (1,308)
   Increase/(decrease) in
     long-term borrowings               14,972            (381)
   Increase in bank overdraft                -             185
Net decrease in cash and cash
  equivalents                           (8,814)         (9,406)
Cash and cash equivalents
  at beginning of period                78,240         105,475

Cash and cash equivalents
  at end of period                      69,426          96,069

(ss.)  Reflects adoption of IFRS 2: Share-based payment.

CONSOLIDATED BALANCE SHEET
                             Unaudited     Audited   Unaudited
                             at 31 Mar   at 31 Dec   at 31 Mar
US$000                            2005        2004        2004
Assets
Non-current assets
Property, plant
  and equipment                148,375     129,854      78,874
Cost                           172,755     151,639     183,668
Accumulated depreciation
  and amortisation             (24,380)    (21,785)   (104,794)
Deferred stripping
  costs                          8,394       8,514       7,488
Long-term ore
  stockpiles                    16,857      12,054       8,203
Total non-current
  assets                       173,626     150,422      94,565
Current assets
Deferred stripping
  costs                          6,281       6,370       5,602
Inventories and
  stockpiles                     8,658       9,762       8,341
Receivables                     33,549      23,667      14,219
Cash and equivalents**          69,426      78,240      99,957
Total current assets           117,914     118,039     128,119
Total assets                   291,540     268,461     222,684
Total shareholders'
  equity                       205,814     191,169     172,332
Non-current liabilities
Long-term borrowings            55,798      40,718       7,487
Loans from minority
  shareholders in
  subsidiaries                   1,498       1,621         958
Deferred financial
  liabilities                   13,978      15,668      13,027
Provision for environmental
  rehabilitation                 3,829       3,701       5,946
Total non-current
  liabilities                   75,103      61,708      27,418
Current liabilities
Accounts payable and
  accrued liabilities           10,623      15,584      21,199

Bank overdraft                       -           -       1,735
Total current
  liabilities                   10,623      15,584      22,934
Total equity and
  liabilities                  291,540     268,461     222,684

** Note: These amounts include US$3 888 at 31 March 2004 which relate to the
N.M. Rothschild & Sons Limited debt service reserve account.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                              Number     Share         Share
                         of ordinary   capital       premium
                              shares    US$000        US$000
Balance -
  31 Dec 2003             29,260,385     2,926       200,244
Jan - Mar 2004
Net loss                           -         -             -
Share-based payments               -         -             -
Movement on cash
  flow hedges                      -         -             -
Share options
  exercised                    3,000         -            13
Balance -
  31 Mar 2004             29,263,385     2,926       200,257
Balance -
  31 Dec 2004             59,226,694     2,961       102,342
Jan - Mar 2005
Net profit                         -         -             -
Share-based payments               -         -             -
Movement on cash
  flow hedges                      -         -             -
Share options
  exercised                  176,800         9           538
Balance -
  31 Mar 2005             59,403,494     2,970       102,880

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY cont'd

                                 Other      Accumulated            Total
                              reserves          profits           equity
                                US$000           US$000           US$000
Balance - 31 Dec 2003           (7,403)        (18,580)          177,187
Jan - Mar 2004
Net loss                             -          (5,040)(ss.)      (5,040)(ss.)
Share-based payments               172(ss).          -               172(ss.)
Movement on cash flow
  hedges                             -               -                 -

Share options exercised              -               -                13
Balance - 31 Mar 2004           (7,231)(ss.)   (23,620)(ss.)     172,332
Balance - 31 Dec 2004          (14,747)(ss.)   100,613(ss.)      191,169
Jan - Mar 2005
Net profit                           -          12,120            12,120
Share-based payments               288(ss.)          -               288(ss.)
Movement on cash flow
  hedges                         1,690               -             1,690
Share options exercised              -               -               547
Balance - 31 Mar 2005          (12,769)        112,733           205,814

* Share split: A special resolution was passed on 26 April 2004 to divide each of the ordinary shares of US$0.10 in the company into two ordinary shares of
US$0.05 each.
* Capital reduction: A special resolution was passed at the Annual General
Meeting in April 2004, which was subsequently approved by the Court in Jersey, to extinguish accumulated losses by reducing the company's share premium account by US$100 million in order to permit future dividend payments.

OTHER FINANCIAL MEASURES
The company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Industry Standard, by gold ounces produced for all periods presented.

Total cash costs, as defined in the Gold Institute Industry Standard, includes mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties. Total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of the company's performance. The company believes that total cash cost per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash cost per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs are defined as total cash costs excluding royalties.

Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.

RECONCILIATION TO US GAAP
The preliminary condensed financial statements presented in this report have been prepared in accordance with International Financial Reporting Standards
(IFRS), which differ in certain significant respects from Generally Accepted
Accounting Principles in the United States (US GAAP). The effect of applying US
GAAP to net income and shareholders' equity is set out in the following table:

                                                    3 months     3 months
Reconciliation of net income                          31 Mar       31 Mar
(US$000)                                                2005         2004
Net income under IFRS                                 12,120       (5,040)(ss.)
Change in accounting principle,
  net of tax (adoption of IFRS 2)                        288          172
Share option compensation
  adjustment                                            (979)       1,022
Development costs*                                    (1,431)           -
Net income under US GAAP                               9,998       (3,846)
Movement in cash flow hedges
  during the period                                    1,690            -
Comprehensive income under
  US GAAP                                             11,688       (3,846)
Basic earnings per share under
  US GAAP (US$)                                         0.17        (0.07)+
Fully diluted earnings per share
  under US GAAP (US$)                                   0.16        (0.07)+
Reconciliation of shareholders'
  equity (US$000)
Shareholders' equity under IFRS                      205,814      172,332
Shareholders' equity under
  US GAAP                                            205,814      172,332
Roll forward of shareholders'
  equity under US GAAP (US$000)
Balance as at 1 January 2005                         191,169      177,187
Net income under US GAAP                               9,998       (3,846)
Movement on cash flow hedges                           1,690            -
Share options exercised                                  547           13

Share option compensation
  adjustment                                             979       (1,022)
Development costs*                                     1,431            -
Shareholders' equity under
  US GAAP at 31 March 2005                           205,814      172,332

+ Reflects adjustments resulting from sub-division of shares.
* Drilling costs of US$1.4 million relating to the underground development study at Loulo have been capitalised under IFRS. Under US GAAP, these costs may not be capitalised since they do not relate to the addition of reserves as defined in
SEC Industry Guide 7.
(ss.) Reflects adoption of IFRS 2: Share-based payment.

ACCOUNTING POLICIES
The preliminary condensed financial statements in this report have been prepared in accordance with the group's accounting policies, which are in terms of IFRS and are consistent with the prior period.

The consolidated financial information includes the quarterly financial statements of the company, its subsidiaries and the Morila joint venture, which comply with IAS 34.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided, as the source and nature of the enterprise's risks and returns are not governed by more than one segment.

The group adopted IFRS 2, accounting for share-based payment from 1 January
2005, in accordance with the standard's transitional provisions. The standard requires an entity to recognise share-based payment transactions in its financial statements. The comparatives have been adjusted accordingly. The effect of the change is a charge of US$0.3 million in the current quarter and a charge of US$0.9 million for the year ending 31 December 2004.

FINANCIAL INSTRUMENTS
No further hedging has been carried out this quarter.

The group's hedging position which all relates to the Loulo Project financing, remains as follows:

                     Forward sales   Forward sales
Maturity date               ounces    price US$/oz
December 2005               12,504             430
December 2006               93,498             431
December 2007              103,500             435
December 2008               80,498             431
December 2009               75,000             430
Total                      365,000             432

This represents approximately 36% of planned production at Loulo for the period that the project finance is in place. The financial instruments are a matched hedge and any movements in marked-to-market valuation are accounted for in the other comprehensive income reserve.

Morila's production is completely exposed to spot gold prices.

COMMENTS
Profit from mining activity for the current quarter of US$18.7 million was substantially up from the corresponding quarter in 2004 and down US$2.6 million from the previous quarter. This was mainly as a result of a decrease in throughput this quarter and the high grades mined last quarter, partially offset by higher gold prices achieved at US$428/oz compared to US$410/oz.

Production costs include an accounting adjustment which arises from ounces produced but not sold at the end of the fourth quarter 2004. Related revenues and costs have been brought into this quarter's results in line with our accounting policy. The costs incurred in the quarter, before this adjustment, are in line with the previous quarter.

Net profit for the current quarter of US$12.1 million compares favourably to the
US$20.1 million reported for the entire 2004 year.

Depreciation of US$2.6 million for the current quarter reflects an increase over the previous quarter's US$1.9 million due to asset adjustments made at Morila which affected the December 2004 quarter.

Exploration and corporate expenditure is higher than usual in the quarter due to extensive drilling and the payment of annual bonuses.

The other income of US$1.9 million in the current quarter reflects the correction of previous misallocations at Morila.

The main balance sheet movements for the quarter ended 31 March 2005 are increases in property, plant and equipment, which represents the costs incurred on the development of the Loulo Mine, and increased receivables which is mainly due to payments in advance relating to the Loulo construction contract.

The decrease in cash and equivalents is attributable to the funding of the Loulo
Project. Increases in long-term borrowings results from the draw down in the quarter of US$15 million from the Loulo Project loan. US$10 million remains to be drawn.

The decrease in accounts payable and accrued liabilities results from the reversal of Morila provisions which are no longer required.

The financial instruments liability decreased to US$14 million which reflects the marked-to-market valuation of the hedged ounces at 31 March 2005 at a spot price of US$428/oz.

Working capital changes on the cashflow statement reflect an increase in advance payments related to the Loulo construction contract, as well as a sharp decrease in the Morila payables.

OPERATIONS - MORILA
Gold production for the quarter at Morila slightly exceeded that planned and amounted to 167,272 ounces at a total cash cost of US$198/oz. Plant throughput was disappointing and the total for the quarter was 857,000 tonnes, far short of the design capacity of the upgraded plant's 350,000 tonnes per month. Plant throughput was constrained by operational issues exacerbated by mechanical failures as well as the planned re-lining and repairs of the SAG mill. This was ameliorated by the throughput of higher than planned grades. We have been assured by the operator that no significant negative impact will be caused to the value of the operation by the early throughput of these higher than planned grades. Our senior management is working with our partners, AngloGold Ashanti to understand and address the issues of returning the plant to full production capacity. A strong focus is also being maintained on controlling costs.

Morila results
                               Quarter     Quarter     Quarter
                                 ended       ended       ended
                                31 Mar      31 Mar      31 Dec
US$000                            2005        2004        2004
Mining
Tonnes mined (000)               7,815       6,605       7,820
Ore tonnes mined (000)           1,646         887       2,209

Milling
Tonnes processed (000)             857         795       1,012
Head grade milled (g/t)            6.6         4.9         7.5
Recovery (%)                      92.4        86.0        92.6
Ounces produced                167,272     107,115     226,679
Average price received
  (US$/oz)                         428         369         410
Cash operating costs*
  (US$/oz)                         166         160         109
Total cash costs* (US$/oz)         198         185         136
Cash profit (US$000)            46,773      19,408      53,298
Attributable (40%)
Ounces produced                 66,908      42,846      90,672
Cash profit (US$000)            18,709       7,763      21,319

* Refer to other financial measures provided on page 3.

PROJECTS AND EVALUATION
LOULO GOLD MINE PROJECT

Construction continues apace with the arrival on site of the first ball mill.
The mill will be installed in position this month in line with the gold production target of July. Given the critical stage of the project, we have taken over more of the detailed logistical and procurement management from our main contractor at Loulo. Material deliveries are now coming in steadily and site manpower numbers have been increased to achieve our deadlines. Freighting of goods to site has become the critical path. Plant steelwork erection is progressing with the initial focus on Phase 1 oxide completion. Current focus is also on the construction earthworks programmes at the water storage dam and the tailings storage facility, ahead of commissioning and the annual rains.
Preparations for the rainy season have commenced with the upgrading of the main access road to the site.

With the start-up of mining operations last quarter and the build-up of our operating personnel, the occupation of the permanent accommodation at the mine village, as well as our mine offices has commenced.

On the operation side the ROM pad is still being constructed using waste stripped from the Loulo 0 pit. Mining focus will shift next month to the Yalea pit to advance the mining of the soft ore at Yalea ahead of the plant commissioning. Site clearing operations at Yalea are complete and the haul road to the plant from Yalea is nearing completion.

LOULO RESOURCE UPDATE AND UNDERGROUND DEVELOPMENT STUDY

The Yalea resource has been updated including all advanced grade control, infill and deep drilling results to December 2004. The total Yalea resource now stands at 34.10Mt at 4.74g/t for 5.2 Moz, bringing the total Loulo resource to 8.04
Mozs. The Yalea orebody was remodeled in agreement with SRK Consulting, better delineating the high-grade area. Underground mine design, planning and scheduling is presently underway using the updated model and results of the geotechnical studies. Ore reserves have also increased at Loulo to 1.85 million ounces, based on new US$375 pit designs. Optimisation of the pit - underground interface is currently underway.

At the same time deep drilling programmes to depths of 800 metres below surface are in progress to further define the extent of the higher grade areas as well as providing more information to assist with stope layout and design.

At Yalea, nine deep drillholes were completed of which three form part of a 10 drilhole programme extending over 1 000 metres of strike at depths between 500 metres and 800 metres below surface targeting the depth extent of the northern deep high-grade zone. These three drillholes confirmed the continuity of the high-grade mineralised structure to a depth of 780 metres below surface albeit thinner than shallower intersections. These results confirm our model of an
"Obuasi style" dilationary payshoot geometry.

At Loulo 0, six deep drillholes were completed and confirmed the over-fold at depth as well as indicating potential for the development of extensions to existing payshoots. Results from the north of the orebody have indicated the presence of high-grade material with intercepts of L0CP54: 8 metres at 17.27g/t,
L0CP58: 4.95 metres at 11.35g/t and L0CP59: 9.87 metres at 7.54g/t being obtained. Further drilling is planned in this area to delineate the extent and continuity of this high-grade material.

                                    Inter-
                                   section       Grade       Selected
Hole ID      From         To      width (m)       (g/t)          unit*
YALEA

YDH194     432.55     448.50          15.8        5.72        5.98m @
                                                              7.90g/t
                                                 10.45        4.55m @
                                                              8.80g/t
YDH195     405.50     408.40          2.90
YDH226     437.50     464.27         26.77        2.74        8.05m @

                                                              6.53g/t
YDH227     396.55     419.20         22.65        3.37       13.85m @
                                                              5.15g/t
YDH196     596.00     625.50         29.50        3.46        3.20m @
                                                              8.71g/t
YDH197     398.10     407.00          8.90        4.45        4.10m @
                                                              6.13g/t
YDH198     433.08     437.07          3.99        1.68
           455.65     459.06          3.41        1.62
YDH192     788.00     794.00          6.00        4.62        1.00m @
                                                             14.50g/t
           799.00     806.00          7.00        1.00        1.00m @
                                                              3.18g/t
YDH193     765.64     770.43          4.79        3.17        0.83m @
                                                             12.20g/t
YDH184     899.96     901.80          1.84        4.73        0.80m @
                                                              8.85g/t
LOULO 0

L0CP55     266.00     277.78         11.78        1.90
           277.78     284.04                  dolerite
           284.04     295.53         11.49        2.10        2.08m @
                                                              6.28g/t
L0CP56          -          -             -     Did not
                                             intersect
L0CP57     340.12     342.44          2.32        1.51
           345.80     348.50          2.70        1.78
L0CP54     350.20     365.60         15.40        9.17        8.00m @
                                                             14.27g/t
L0CP58     496.00     502.50          6.50        4.37        0.83m @
                                                             14.80g/t
           520.20     525.15          4.95       11.35        1.62m @
                                                             29.47g/t
L0CP59     533.00     542.87          9.87        7.54        3.08m @
                                                             16.31g/t
L0CP61     619.06     627.00          7.94        2.43        5.00m @
                                                              3.41g/t
L0CP60     605.94     621.20         15.26        2.91        3.20m @
                                                              6.44g/t

*  Selection based on geology and grade

Results from the underground development study which is being led by SRK
Consulting are expected by the end of the June quarter.

TONGON PROJECT

A new agreement has been reached by all parties involved in the Cote d'Ivoire conflict. Whilst awaiting implementation of the agreement, we will continue to monitor the situation and are currently updating the prefeasibility work carried out to date with a view to rapid commencement of exploration and feasibility activities when the situation allows.

EXPLORATION ACTIVITIES
During the quarter exploration activities advanced on all project areas throughout both West and East Africa.

At Loulo five drill rigs were in operation, three diamond core rigs testing the orebodies of Yalea and Loulo 0, an RC rig completing advanced grade control and a RAB rig testing targets within the resource triangle. In addition to the resource conversion and underground development drilling a dedicated brownfields exploration team has been established to better focus on the upside potential of not only the permit but the whole of the Kedougou - Kenieba Inlier, covering
Western Mali and Eastern Senegal.

In the north of the permit further work was carried out at PQ10 North, Far North
West and Baboto West with trenching, pitting, mapping and follow-up RAB underway to test the potential of these targets. Results have returned up to 40 metre wide zones of plus 100ppb anomalism surrounding mineralised intersections of 6 metres at 3g/t. In the south of the permit, geological validation and ground truthing is in progress at Faraba, where trenching along a 4 kilometre soil anomaly has returned 24 metres at 4.32g/t and 26 metres at 3.34g/t. These results are associated with north-south gossanous shears. At P64 previous drilling returned 28 metres at 3.20g/t and 35.50 metres at 8.85g/t coincident with a folded and faulted quartz tourmaline unit, which has similarities to
Loulo 0. On the Selou permit, south of the exploitation lease, work has identified multiple north-south shears coincident with a 1.8 kilometre soil anomaly. Rock chip samples have returned values up to 40.6g/t and RAB drilling is currently in progress.

In southern Mali at Morila, exploration has concentrated around the pit with infill drilling in the Morila Shear Zone Extension now providing the necessary data for a full resource estimate, pit optimisation and detailed mine plan.
Further drilling has enhanced and better defined the Samacline target, while a permit scale exploration initiative is underway to identify additional drill targets. In the Morila region a generative study has highlighted several target areas with the potential for flat lying

bedding/foliation, similar to Morila. However a lack of outcrop and therefore structural data results in large gaps in the understanding of the area and a programme of diamond drilling will commence shortly.

In Senegal, six targets out of a total of 32 have now been the subject of reconnaissance drilling and have intersected an array of different styles of mineralisation from shear zone, through quartz vein type to intrusive related.
The most advanced of these targets is Sofia where gold mineralisation has been confirmed over a strike of 3 400 metres. Mineralisation locates within a wide hydrothermally altered shear zone at the contact with a highly magnetic ultramafic unit. The broad mineralised zone is up to 44 metres in width with drill hole intercepts from six metres at 9.5g/t to 44 metres at 2g/t.

In Burkina Faso, a three hole reconnaissance diamond drilling programme has been completed along a two kilometre segment of an overall 4.5 kilometre northeast trending mineralised structure within the Kiaka permit. Results from the southern part indicate a thin mineralised zone albeit with moderate to high grades. To the north, where the zone is open along strike, we have outlined a broad zone with generally a lower tenor of mineralisation. Further reconnaissance drilling is planned to explore the three kilometres still untested.

In Ghana, the Adansi Asaasi joint venture was terminated and efforts continue on a generative study of the country to identify areas of interest for permit applications, joint ventures and/or acquisitions.

In Tanzania, reconnaissance exploration has concentrated on understanding the geology and structural architecture of both the Mara and Musoma Greenstone
Belts. Previously work has focused on former colonial mines and known gold showings which, in the majority of cases are narrow quartz vein systems. The surface regolith cover is complex with transported laterites, stripped profiles, recent lake sediments and volcanic ash which all impact on surface exploration.
We are focussing on identifying the key geological features in the mineralising environment and ensuring that our exploration remains guided by these.

ANNUAL RESOURCES AND RESERVE DECLARATION
Annual ore resources have increased significantly year on year and total attributable resources now stand at 10.02 million ounces in the measured, indicated and inferred categories compared with 7.95 million ounces as at the end of 2003. The major contributor to this increase has been at Loulo where deep drilling of the underground extensions to the Yalea orebody has led to a total resource inventory

increase from 5.32 million ounces to a total of 8.04 million ounces this year.
Exploration at Morila was also successful in partially replacing ore depleted by mining.

Ore reserves have increased at Loulo from the 1.42 million ounces announced last year to a total of 1.85 million ounces and of this, proved ore reserves amount to 88% of the total.

Annual Resource and Reserve declaration (at 31 December 2004)

                                                          Attribut-
                           Tonnes     Grade      Gold     able Gold
Category                      (Mt)     (g/t)    (Mozs)        (Mozs)
Mineral Resources
Morila
Measured and Indicated      29.28      3.20      3.01          1.20
Inferred                     4.47      3.79      0.54          0.22
Sub-total
Measured, Indicated and
  Inferred                  33.75      3.28      3.55          1.42
Loulo
Measured and Indicated      23.34      3.95      4.21          3.37
Inferred                    26.31      4.53      3.83          3.06
Sub-total
Measured, Indicated and
  Inferred                  59.48      4.20      8.04          6.43
Tongon
Sub-total
Inferred                    34.00      2.65      2.89          2.17
Total Resources
Measured and Indicated      52.62      4.27      7.22          4.57
Inferred                    64.79      3.49      7.27          5.45
Measured, Indicated and
  Inferred                 117.41      3.84     14.49         10.02
Ore Reserves
Morila
Proved and Probable         25.79      3.11      2.58          1.03
Loulo
Proved and Probable         15.18      3.78      1.85          1.48
Total Ore Reserves
Proved and Probable         40.97      3.36      4.42          2.51

* Randgold Resources reports its mineral resources and ore reserves in accordance with the JORC code. The reporting of ore reserves is also in accordance with Industry Guide 7.
* Reserves are calculated at a gold price of US$375/oz.
* Dilution and ore loss are incorporated into the calculation of reserves.

* Cautionary note to US investors: The United States Securities and Exchange
Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this annual report, such as
"resources" that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

PROSPECTS
The company remains on track to achieve its announced production targets. It is well-funded to complete the capital project at Loulo and invest in its future growth. Whilst production of first gold at Loulo is an important milestone, the successful commissioning of both oxide and sulphide phases of the project and production ramp-up to design throughput, remain our key focus for the next three quarters. The company continues to evaluate various opportunities both at corporate and project levels, however it remains focused on generating its own opportunities through an aggressive exploration and generative programme, concentrating on Africa's key gold belts.

D M Bristow                 R A Williams
Chief Executive             Financial Director

5 May 2005

Registered office: La Motte Chambers, La Motte Street, St Helier,
Jersey JE1 1BJ, Channel Islands
Web-site:  www.randgoldresources.com
Registrars: Computershare Investor Services (Channel Islands) Limited, PO Box
83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands
Transfer agents: Computershare Services plc, PO Box 663, 7th Floor, Jupiter
House, Triton Court, 14 Finsbury Square, London EC2A 1BR Investor and media relations: For further information contact Kathy du Plessis on Telephone +27
(11) 728-4701, Fax +27 (11) 728-2547, e-mail: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and

estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December
2003, which was filed with the United States Securities and Exchange Commission
(the `SEC') on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's industry guide number 7.